UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 18, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

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82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

December 18, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER COMMENCES DIAMOND DRILLING AT KM66 PROPERTY

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that a 5,000 metre diamond drilling program has commenced at the Company’s Km 66 Project in northeastern Durango State, Mexico. The 3,508 hectare property hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit.

Initially the drilling program will focus on infilling and confirming previous Coeur d’Alene drilling results (core and reverse circulation methods) in the Palmitas and La Gloria Zones. These two zones contain a NI 43-101 compliant inferred mineral resource of 5 million tons grading 58 g/t Ag, 0.81% Pb and 1.3% Zn at a 50 g/t cut off AgEQ cut-off (22.3 million ounces silver equivalent*1), as recently estimated for Great Panther by Wardrop Engineering (news release September 11, 2006). One area to be tested will be between Coeur d’Alene core holes #6 and #11, spaced 80 metres apart in the western end of the Palmitas Zone. Drill hole #6 returned 36 metres averaging 66.9g/t Ag, 0.24g/t Au, 1.09% Pb, and 1.04% Zn; while hole #11 returned 29 metres averaging 51.0g/t Ag, 0.19g/t Au, 0.84% Pb, 0.54% Zn and a separate 33.4 metres averaging 104.6g/t Ag, 0.13g/t Au, 1.68% Pb, and 1.21% Zn.

Great Panther geologists have also been re-mapping the surface geology, re-sampling surface trenches and completing plans, sections and a 3D model of the above zones. The mineralization at Km 66 is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes that intrude the Cretaceous Caracol Formation.

The diamond drilling program will be conducted by BDW Drilling of Guadalajara, Mexico. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Km 66 Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

*1 22.3 million ounces silver equivalent calculation formula from Wardrop Engineering is as follows: AgEQ = ((Ag g/t/34.2857 X 0.76 X 6.95) + (Au g/t /34.2857 X 0.7 X 432) + (Pb% X 20 X 0.8 X 0.42) + (Zn% X 20 X 0.8 X0.63))/6.95X34.2857

ON BEHALF OF THE BOARD

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: December 21, 2006